Exhibit 8.1

Set forth in the table below is a list of our wholly-owned subsidiaries, as of December 31, 2012:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Direct Interest	Total Interest
		(percent)	(percent)

Net Brasília Ltda.	Brazil	100.00	100.00
Net Rio Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	100.00	100.00
Reyc Comércio e Participações Ltda.	Brazil	100.00	100.00
Jacarei Cabo Ltda.	Brazil	100.00	100.00
614 TVH Vale Ltda.	Brazil	100.00	100.00
614 Serviços de Internet Maceió Ltda.	Brazil	100.00	100.00
614 Seviços de Internet João Pessoa Ltda.	Brazil	100.00	100.00
Net Brasil Serviços de Televisão por Assinatura S.A.	Brazil	100.00	100.00